SUNITY ONLINE ENTERTAINMENT LIMITED
Level 9, Block A, No. 31

Gaoxin Road, Xi’an, P.R.C. 710075

+86-29-88278225

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sunity Online Entertainment Limited Amendment No. 15 to Registration Statement on Form F-1

Filed June 28, 2012

File No. 333-169515

Ladies and Gentlemen:

Sunity Online Entertainment Limited (the "Registrant") previously filed the above-referenced registration statement on Form F-1 (the "Registration Statement"). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

If you have any questions about this withdrawal request, please contact Mitchell S. Nussbaum of Loeb & Loeb at (212) 407-4159.

Sincerely,

/s/ Fan Zhang

Fan Zhang

Chief Executive Officer and Chairman